Sullivan & Worcester llp 1666 K Street, NW Washington, DC 20006	T 202 775 1200 F 202 293 2275 www.sandw.com

January 26, 2018

VIA EDGAR

Sandra B. Hunter

Rahul K. Patel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ETF Managers Group Commodity Trust I

Registration Statement on Form S-1

File No. 333-218453

Dear Ms. Hunter:

This letter sets forth responses to written comments received in a letter dated November 2, 2017, pertaining to the above referenced Registration Statement on Form S-1 (the “Registration Statement”) submitted by ETF Managers Group Commodity Trust I (the “Registrant”) on October 6, 2017 for the purpose of registering the shares of the Breakwave Dry Bulk Shipping ETF (the “Fund”). Unless otherwise noted, capitalized terms have the same meanings as used in the Registration Statement.

Set forth below is each comment and the Registrant’s response thereto.

1.            We note your response to comment 2 and are unable to locate the revised disclosure. Please revise your prospectus to specify that the initial Authorized Participant will be a statutory underwriter.

Response: The relevant disclosure in the Statement of Additional Information has been moved to the prospectus in the section titled “Plan of Distribution.”

2.            We note that your legality opinion assumes that the shares will be specifically authorized for sale and resolution of the sole manager of the Sponsor acting on behalf of the trust and that the terms of the sale of the Units have been duly established in conformity with the Trust Agreement. Please note that the executed legal opinion may not be subject to any unacceptable assumptions or cover matters that appear to be essential to rendering the opinion given. As such, it appears that these assumptions are inappropriate. See Staff Legal Bulletin No. 19. Please have counsel revise its opinion to remove these assumptions or tell us why you believe they are appropriate.

Response: The opinion has been revised accordingly and has been filed as an exhibit to Pre-Effective Amendment Number 2 to the Registration Statement.

BOSTON       LONDON       NEW YORK       WASHINGTON, DC

Ms. Sandra B. Hunter

January 26, 2018

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1232.

Sincerely,

/s/ Eric Simanek

cc:	Samuel Masucci III

Barney Karol

David C. Mahaffey, Esq.